FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month November 2015 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On November 18, 2015 the registrant Announce it Expand its Worldwide
Manufacturing Capabilities with Proposed Acquisition of Maxim Integrated’s
Wafer Manufacturing Plant in Texas, US

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 18, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Expand its Worldwide Manufacturing Capabilities with Proposed Acquisition of Maxim
Integrated’s Wafer Manufacturing Plant in Texas, US

San Antonio Analog Fab to Support TowerJazz’s Strong Customer Demand and Enable Additional Manufacturing Flexibility

MIGDAL HAEMEK, Israel and San Jose, CA, November 18, 2015 – TowerJazz, (NASDAQ/TASE:TSEM) the global specialty foundry leader, announced today it has signed an agreement with Maxim Integrated Products, Inc. (NASDAQ:MXIM) to purchase Maxim’s 8-inch fabrication facility in San Antonio, Texas, United States.

The proposed purchase will expand TowerJazz’s current worldwide manufacturing capacity, cost-effectively increasing production by approximately 28,000 wafers per month. The availability of additional capacity is expected to be needed to serve TowerJazz’s current and forecasted robust customer demand. TowerJazz and Maxim expect to close the transaction in January 2016, subject to customary closing conditions.

As part of the transaction, the companies have also signed a long-term supply agreement for TowerJazz to manufacture products for Maxim in the San Antonio facility. The transaction is to be paid with TSEM ordinary shares with a total value of approximately 40 million US dollars.

All of the site’s nearly 500 employees will be retained. The headcount consists of production operators, highly experienced production support personnel and process and integration engineers, the majority of which possess graduate degrees.

The facility can support the advanced analog platforms using geometries down to 130nm and can be used also to manufacture third party products using TowerJazz specialty process technologies. TowerJazz plans to quickly qualify its core specialty technologies, including its advanced Radio-Frequency Silicon-on-Insulator (RF-SOI) offering, to serve the substantial growth in demand from its customers.

“We are very excited about this fab purchase. It will provide a quick solution for our significantly growing customer demand, while gaining additional high quality manufacturing capabilities and global flexibility with the incremental capacity,” said Dr. Itzhak Edrei, TowerJazz’s President. “The multi-year supply agreement with Maxim and the new available capacity will enable continuous growth with increased manufacturing scale to support our position as the worldwide leading specialty analog foundry.”

“We know Maxim very well, having been their supplier for a family of high-end SiGe based products for many years. During this period we have developed an appreciation for Maxim’s technical capabilities, business vision and corporate culture. Above all, we built a strong relationship of mutual trust and respect,” said Russell Ellwanger, TowerJazz’s Chief Executive Officer. “The San Antonio factory enables us to further strengthen our relationship with Maxim, in a true win-win business model enabling TowerJazz incremental capacity supported by a proven high performing technical and operational team.”

“We needed a trusted partner to manage our proprietary process technology who also shared our commitment to the employees in San Antonio. Tower Jazz has a proven track record with Maxim and similar beliefs about employees, so this is a natural fit. I look forward to our continued partnership over the coming years,” said Vivek Jain, Senior Vice President of Maxim Integrated’s Technology and Manufacturing Group. “With this arrangement, we will continue to support our customers for years to come, improve utilization in our Oregon fab, and advance our manufacturing flexibility.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

About Maxim Integrated
Maxim is bringing new levels of analog integration to automotive, cloud data center, mobile consumer, and industrial applications. We're making technology smaller, smarter, and more energy efficient, so that our customers can meet the demands of an integrated world. Learn more at http://www.maximintegrated.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect the businesses of Tower, Jazz, and/or Maxim is included under the heading "Risk Factors" in (i) Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority, (ii) Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, and (iii) Maxim's most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. These forward-looking statements speak only as of the date hereof. Tower, Jazz, and Maxim do not intend to update, and expressly disclaim any obligation to update, the information contained in this release except as may be required by law.
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For TowerJazz:

Corporate Communications and Investor Relations Contact
Noit Levy-Karoubi
VP, Corporate Communications and Investor Relations
+972 4 604 7066
noit.levi@towerjazz.com

For Maxim Integrated:

Corporate PR Contact
LuAnn Jenkins Walden
Director, Corporate Communications
LuAnn.Walden@maximintegrated.com
Phone: 408-601-5430

Investor Relations Contact
Kathy Ta
Managing Director, Investor Relations
Kathy.Ta@maximintegrated.com
(408) 601-5697